

Division of Corporation Finance

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

July 24, 2009

Donald MacDow
President
Vacation Home Swap, Inc.
112 North Curry Street
Carson City, Nevada 89703

> **Re: Vacation Home Swap, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 29, 2009**
> **File No. 333-160311**

Dear Mr. MacDow:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Description of Business

General

1. You have not included any disclosure pursuant to Item 102 of Regulation S-K. Your principal executive offices are listed as being on Curry Street, Carson City, Nevada, which is the same address not only for your agent of service but also the firm that incorporated Vacation Home Swap in April 2009; however, you provide an Ontario, Canada address in response to Item 403 of Regulation S-K. Please advise or revise.

Description of Services

2. In your risk factors, you state that your growth is substantially dependent upon your ability to market and attract subscribers in Vacation Home Swap concept. You also state in your Description of Business section that you intend to generate revenues by charging a fee of approximately $40 so that members may list homes available for exchange on your website. Please amend to describe the material terms of the subscription agreements you anticipate entering into with potential members. For example, revise to disclose the length of the subscription period and renewal terms.

Competitive Advantages

3. You state that while competing vacation home swap services charge approximately $100 per year on average for members to list their properties, you will only charge a one-time listing fee of $40 per home listing per year. We refer to our comment two above and ask you to please clarify any fee arrangements you anticipate entering into with prospective customers. For example, you state that you will charge customers a "one-time listing fee" of $40 per year. It is unclear whether customers will have to pay the $40 "one-time listing fee" at the start of each new subscription period to continue listing their property on your website.

Marketing

4. We note that your anticipated website will be key to your operations and revenue generation. Please revise your description of your planned initial marketing efforts to include a complete, reasonably detailed description of your plans for developing your website.

Available Information

5. Please note that unless you file a Form 8-A, you will be a Section 15(d) filer. As such, you will not be subject to the proxy rules, the Section 16 short-swing profit provisions and the Williams Act. Please advise or revise.

Use of Proceeds

6. Please revise to clarify that the anticipated expenditures currently listed under the heading "Less Operating Expenditures" will be made from the net proceeds of this offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Capital Resources and Liquidity

7. We note your disclosure in your Plan of Operation regarding your anticipated capital expenditures over the next 12 months. Please take into account the additional expenses you will incur by becoming a reporting company and revise to include a discussion as to whether the proceeds from this offering will be sufficient to maintain your operations over the next 12 months. See Section III.C of SEC Release No. 33-6835 at http://www.sec.gov/rules/interp33-6835.htm.

Recent Sales of Unregistered Securities

8. In your summary, you state that as of April 30, 2009 you had a receivable for $10,000 from the sale of your common stock to your president and that there was no cash on hand in your corporate bank account. You go on to state, however, that you have spent a portion of the $10,000 from the sale of your common stock to pay for the costs associated with this prospectus and that you expect to use the balance of the proceeds for further costs related to this prospectus and administrative matters. Please reconcile. In addition, please be sure to describe the material terms regarding the sale and file any related agreements as exhibits. See Item 601(b)(10)(ii)(A) of Regulation S-K.

9. As a related matter, please indicate in your response letter how the $10,000 subscription receivable is consistent with the prohibition on personal loans to executives and directors contained in Section 13(k) of the Exchange Act.

Exhibits and Financial Statement Schedules

Exhibit 5.1. Opinion Re: Legality

10. Please revise your legality opinion so that it references the class and amount of securities being offered for sale pursuant to your registration statement.

Undertakings

11. It appears that you have not included the undertaking relating to Rule 430C. Please advise. In addition, please be sure that your undertakings are in the exact form prescribed by Item 512 of Regulation S-K. As an example, we note that in the undertaking you provide pursuant to Item 512(a)(6) you refer to yourself as the "small business issuer" instead of "registrant."

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct any questions to Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, to me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Facsimile: (206) 260-0111
        Thomas E. Puzzo, Esq.
        Law Offices of Thomas E. Puzzo, PLLC